Exhibit 99.1

Ayr Wellness to Hold Fourth Quarter and Full Year 2021 Conference Call on March 17, 2022 at 8:30 a.m. ET

MIAMI, February 2, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), will hold a conference call on Thursday, March 17, 2022 at 8:30 a.m. ET to discuss its results for the fourth quarter and full year ended December 31, 2021.

Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake and CFO Brad Asher will host the conference call, followed by a question-and-answer period. The Company will provide its financial results in a press release prior to the call.

Date: Thursday, March 17, 2022

Time: 8:30 a.m. ET
Toll-free dial-in number: (800) 319-4610
International dial-in number: (604) 638-5340

Conference ID: 10017929

Webcast: https://www.gowebcasting.com/11723

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, March 17, 2022.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 8414

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the company’s investor relations team at AYR@elevate-ir.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com